NEWS RELEASE

PTC’s NUMBER OF SUBSCRIBERS REACHES 5.6 MILLION AT THE END OF Q2 2003

Warsaw – July 7, 2003 – Polska Telefonia Cyfrowa Sp. z o.o. (PTC), (www.era.pl ) the leading Polish wireless provider of nationwide dual band GSM 900 & GSM 1800 services and holder of UMTS license, today announced that its subscriber base reached 5.6 million at the end of Q2 2003.

PTC recorded another successful quarter in terms of subscriber acquisition by adding 360 thousand subscribers during the second quarter of 2003, which is 32.8% more than in the corresponding quarter of 2002. The number of postpaid subscribers increased during the quarter by over 104 thousand and reached 2,729,317 on 30 June 2003, while the number of prepaid customers grew by nearly 256 thousand to 2,871,292 users. The total subscriber base of 5,600,609 customers represents an increase by 32.0% over the past 12 months.

Very satisfactory sales results during the past three months are a continuation of the successful subscriber acquisition recorded in the first quarter of 2003 when PTC’s net subscriber additions amounted to 372.1 thousand and its subscriber market share increased by 0.4 percentage points to 35.4% as of 31 March.

The announcement of PTC’s financial results and operating statistics for the period ended 30June 2003 is scheduled for 13 August 2003.

Operating under the brand name of ERA, Polska Telefonia Cyfrowa provides a full range of basic and expanded wireless telephone services over an all-digital network. For more information, please see the www.era.pl pages on the Internet.

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For further information please contact:

Karol Depczyński
Director of Financial Strategic Planning
( (+48) 22 413 3112
Mobile: (+48) 604 470 473
Fax: (+48) 22 413 6235